ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

‘CORRESP’

November 9, 2005

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated October 21, 2005 on the above-captioned filings. In response to such comments, and in furtherance to our subsequent telephone conversations with the Staff, following are the Company’s responses to such comments. Concurrently we have filed amendments to the foregoing documents, as well as the Company’s Form 10-QSB for the quarter ended June 30, 2005.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

With respect to comments 1 and 2, based upon our subsequent conversations with the staff we have restated our financial statements for the year ended September 30, 2004 to reflect a change in classification of assets relating to the acquisition of The Seven Corporation, Iplicity, Inc. and DevElements, Inc. pursuant to SFAS 141 and amounts previously recorded as goodwill have been reclassified as intangible assets. These reclassifications were also made in amended quarterly reports for the subsequent periods which also contain restated financial statements.

3.         On November 1, 2005 the Company filed an Item 4.02 Form 8-K disclosing that the previously issued financial statements for the year ended September 30, 2004 and subsequent interim periods could not be relied upon as a result of the pending reclassification described above. In the amended Form 10-KSB for the year ended September 30, 2004 and the amended Forms 10-QSB for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 updated disclosure has been included regarding the material weaknesses in disclosure controls which led to these restatements.

Under separate cover we will provide Ms. Zablow with courtesy copies of these amendments, marked to show the changes and keyed to this response letter.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is fully responsive to the staff’s comments. If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO

cc:	James M. Schneider, Esq.